UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR REGISTRATION UNDER
SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934

811-23812
(Commission File Number)

Elevation Series Trust; NYSE Arca, Inc.
(Exact Name of Registrant as Specified in Charter, and Name of Exchange where Security is Listed or Registered)

TrueShares Technology, AI & Deep Learning ETF
TrueShares Eagle Global Renewable Energy Income ETF
(Description of Class Securities)

Please place and X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)
☐	17 CFR 240.12d2-2(a)(2)
☐	17 CFR 240.12d2-2(a)(3)
☐	17 CFR 240.12d2-2(a)(4)
☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.[1]
☒	Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

1 Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

SEC 1654 (03-06) Potential persons who are to respond unless Form displays a currently valid OMB control number.

Pursuant to the requirements of the Securities Exchange Act of 1934, Elevation Series Trust certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Signature	Title	Date

/s/ Bradley Swenson	President	July 6, 2026
Bradley Swenson